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Excerpts from Sabre's Employee "Town Hall" Teleconference with Bill Hannigan on September 12, 2000.

Bill Hannigan:

Let's talk about doubling down on our leadership position in Travel Marketing and Distribution, where we are directing significant investments, in order to capitalize on the higher growth channels, such as online travel.

An obvious case in point is our proposed acquisition of GetThere, which we expect to close in the fourth quarter of this year. This is a very important deal for us here at Sabre - and it is a clear example of how we are determined to lead in all channels, and sometimes strategic acquisitions are a part of how we get and maintain that leadership role.

We believe the online corporate travel channel is the critical new market arena for the travel industry - and that's why we're moving so aggressively.

Our Sabre BTS unit is already a top player in this emerging segment, with over 500 corporate clients in the fold - and a very healthy 255% transaction growth rate in the second quarter.

And our acquisition of GetThere will make Sabre the clear number one in this channel. The combination will give us more than one thousand blue chip customers - who combine for an estimated $28 billion in travel and entertainment spending.

The growth rate is explosive, and the really exciting part is that it is still very early in terms of adoption.

Now I'd like to pause a moment, and stress that it will be 2-3 months before this transaction closes. Until that happens, we need to continue to aggressively go after new business, and keep a healthy competitive spirit going between Sabre BTS and GetThere. We are still separate companies. So don't change how you are approaching customers and going after new business. It's important that everyone understand that. I know that Scott and his team are very aware of this, and the results continue to show that.

But when we are able to combine the strengths of our two companies, we will provide the most powerful and flexible online platform for managing corporate travel in our industry -- and deliver the best-in-class web development services for travel suppliers.

The acquisition will also clearly establish Sabre as the industry leader in B2C for airlines, other suppliers and agencies.



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With this move, Sabre will now be the undisputed leader in all channels of travel distribution: travel agency, B2C with Travelocity, B2B with BTS and GetThere, and Supplier Direct.

 . . .

Question: Mr. Hannigan, some of our customers and even employees, in regards to GetThere.com, have made a point of, that GetThere.com's revenues for last fiscal year were approximately $15 or $15.2 million and the price that we're paying for them was somewhere in the neighborhood of $700 million. So although everyone pretty much agrees that the acquisition is very strategic and very beneficial for us, if you can just give us a little insight as to how we arrived at that figure, and given their revenue and the price we're paying for it.

Bill Hannigan     That's a good question, certainly one of the things that we talked about on Wall Street last week, and again when you want to capture the most skeptical audience you could possibly capture, it certainly would be investors, potential investors and analysts on Wall Street, that's their job. Hopefully you've had the opportunity to see what the analyst have said about the acquisition. They felt pretty good, they felt very good about the strategic fit and I haven't seen concerns around price. Period.
                  Part of it is what the market valuation of the company is and certainly there is an expectation, we have terrific advisors both legal and banking, Goldman Sachs helped us on this deal supplementing our very strong Corporate
                  Development team, that the premium that we're paying was definitely within the range for very successful Internet companies. We're paying about a 46% premium and again you could argue that's on the low side. But again we believe that the price was fair I think importantly GetThere felt the same way. What you're buying is significant leadership in a space with a market, with a customer base that's very sticky. Scott Smith can do a better job of articulating this but when you think about the Fortune 500, you think about the Fortune 1000, and winning those corporate accounts. Those accounts don't revisit that decision once a month, once a year. They look at that decision every three to five years. And when you take our customer list and you take GetThere's customer list and you put them side by side it becomes a very compelling story. And again early in the adoption curve. You think about the fact our average adoption rate right now is about 15%.
                  GetThere's is similar. And you crank that adoption rate up and you don't see 255% transaction growth, you see transaction growth even more significant than that, and what that adds up to is several points of top line growth.
                  More importantly it gives us the clear leadership role in



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                  four channels of travel distribution.  I think an
                  interesting data point is that every acquirer this year, bar none, has been hammered after making an acquisition. That's just the way the markets are in the year 2000. Our expectation was frankly that we would take more of a hit in our stock price, obviously, with the expectation that we would rebound and be even more valuable in the market on a going-forward basis. But we're about today where we were when we announced this acquisition two weeks ago, within a couple of percentage points and in today's market that is a pretty significant vote of confidence.

###

This filing is for informational purposes only. It does not constitute an offer to purchase shares of GetThere or a solicitation/recommendation statement under the rules and regulations of the U.S. Securities and Exchange Commission (the "SEC"). Sabre commenced the tender offer and filed with the SEC a tender offer statement on September 11, 2000. GetThere filed with the SEC a solicitation/recommendation statement in response to that tender offer on September 11, 2000. THOSE DOCUMENTS CONTAIN IMPORTANT INFORMATION AND SECURITY HOLDERS OF GETTHERE ARE ADVISED TO CAREFULLY READ THOSE DOCUMENTS BEFORE MAKING ANY DECISION WITH RESPECT TO THE TENDER OFFER.

The offer to purchase and other offer documents included in the tender offer statement, as well as the solicitation/recommendation statement, are available to all shareholders of GetThere at no expense to them. Shareholders may obtain a free copy of the solicitation/recommendation statement and other documents filed by GetThere or Sabre with the SEC at the SEC's web site at http://www.sec.gov. Free copies of the offer to purchase and solicitation/recommendation statement may also be obtained from D.F. King & Co., the information agent for the tender offer, by calling 800.928.0153 (toll free). Free copies of the solicitation/recommendation statement and other filings by GetThere with the SEC may also be obtained by directing a request to GetThere Inc., 4045 Campbell Avenue, Menlo Park, California 94025,
Attention: Investor Relations, Telephone:  650.752.1500.

Statements in this filing that are not purely historical facts, including statements about anticipated or expected future revenue and earnings growth, are forward looking statements. All forward-looking statements in this release are based upon information available to Sabre and GetThere on the date of this release. Any forward looking statements involve risks and uncertainties that could cause actual events or results to differ materially from the events or results described in the forward looking statements, including risks related to: maintaining existing GetThere customer and employee relationships; competition and technological innovation by competitors; risks related to technology, including the integration of the Sabre and GetThere technology; seasonality of the travel industry and booking revenues; sensitivity to general economic conditions and events that affect airline travel; risks associated with international operations; and legal and regulatory issues. Further information regarding factors that could affect Sabre's financial and other results is included in Sabre's and GetThere's filings with the SEC. Sabre and GetThere undertake no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on forward-looking statements.